Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 14 DATED JULY 1, 2004

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9 dated May 18, 2004, which superseded and replaced all prior supplements to the Prospectus, Supplement No. 10 dated May 27, 2004, Supplement No. 11 dated June 9, 2004, Supplement No. 12 dated June 23, 2004 and Supplement No. 13 dated June 29, 2004. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose the amendment to our revolving credit facility with Bank of America, N.A.

Amendment to Our Credit Facility

On July 1, 2004, we entered into an amendment of our revolving $350 million, 180-day, secured financing facility with Bank of America, N.A. The amendment documents the syndication of the facility with a group of banks led by Bank of America and provides for an increase in the maximum amount of the facility from $350 million to $430 million. The successful syndication eliminates the risk previously disclosed that failure to syndicate might cause the facility to be modified or terminated prior to the initial maturity date. We expect that the increase in the facility will provide more flexibility in the timing of future acquisitions, and is anticipated to meet REIT II’s short-term borrowing requirements throughout the remaining initial term of the facility.

The borrowing base under the facility is currently valued at approximately $427.3 million and the current outstanding balance under the facility is approximately $275.8 million, which is approximately 65% of the borrowing base.